Exhibit 99.1

BiondVax Pharmaceuticals Ltd. Announces Pricing of U.S. Initial Public Offering of 1,910,000 ADSs and Warrants to Purchase 1,910,000 ADSs

RECHOVOT, Israel, May 11, 2015 (GLOBE NEWSWIRE) -- BiondVax Pharmaceuticals Ltd (BVXV) (Nasdaq:BVXVW), a clinical stage biopharmaceutical company focused on developing and commercializing immunomodulation therapies for infectious diseases, today announced the pricing of its initial public offering in the United States of 1,910,000 American Depositary Shares (ADSs), each ADS representing 40 of its ordinary shares, and warrants to purchase 1,910,000 ADSs at an offering price of $5.00 per ADS and $0.01 per warrant. The warrants will have a per ADS exercise price of $6.25, are exercisable immediately and will expire on May 15, 2020.

The gross proceeds to BiondVax from this offering are expected to be $9,550,000 before deducting underwriting discounts and commissions and other estimated offering expenses. BiondVax has granted the underwriter a 45-day option to purchase up to an additional 286,500 ADSs and/or warrants to purchase 286,500 ADSs to cover over-allotments, if any.

The ADSs and warrants are scheduled to begin trading on The NASDAQ Capital Market on May 12, 2015 under the symbol "BVXV" and "BVXVW," respectively. The offering is expected to close on May 15, 2015, subject to customary closing conditions.

Aegis Capital Corp. is acting as sole book-running manager for the offering.

A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission on May 11, 2015.

This offering is being made only by means of a prospectus. Copies of the prospectus relating to this offering may be obtained by contacting Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone: 212-813-1010, e-mail: prospectus@aegiscap.com. Investors may also obtain these documents at no cost by visiting the SEC's website at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BiondVax

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax's technology utilizes a unique, proprietary combination of conserved and common peptides from influenza virus proteins to activate both arms of the immune system for a cross-protecting and long-lasting effect.

Forward Looking Statements

This press release contains forward-looking statements. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties, including, among others, risks impacting the ability of BiondVax Pharmaceuticals Ltd. to complete any public offering of its securities because of general market conditions or other factors and risks that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. More detailed information about the risks and uncertainties affecting BiondVax Pharmaceuticals Ltd. is contained under the heading "Risk Factors" in BiondVax Pharmaceuticals Ltd.'s registration statement on Form F-1 filed with the SEC, which is available on the SEC's web site, www.sec.gov. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

Contact:

Company Contact
Ron Babecoff, CEO
babecoff@biondvax.com
Investor Relations Contact
GK Investor Relations
Kenny Green, Partner
1 646 201 9246
biondvax@gkir.com